Exhibit 10.14

Multi Packaging Solutions International Limited:

Summary of Director Compensation Program for Non-Employee Directors

Each non-employee member of the Board of Directors (the “Board”) of Multi Packaging Solutions International Limited (the “Company”) that is not affiliated with any fund controlled by The Carlyle Group or Madison Dearborn Partners, LLC (each, a “Non-Employee Director”) is eligible to receive the following compensation in respect of service for each fiscal year ending after the Company’s initial public offering (prorated for any partial fiscal year of service):

Annual Board Retainer: Each Non-Employee Director shall be paid an annual retainer of $75,000, payable quarterly in equal installments.

Annual Committee Chair Retainers: The Chairs of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee shall each be paid an additional retainer in the amount set forth below, payable quarterly in equal installments.

Audit Committee Chair Retainer:	$15,000/year
Compensation Committee Chair Retainer:	$10,000/year
Nominating and Corporate Governance Committee Chair Retainer:	$7,500/year

Annual Equity Awards: Subject to the terms and provisions of the 2015 Incentive Award Plan and any applicable award agreement, each Non-Employee Director shall be entitled to an annual grant of common shares with an aggregate fair market value (based on the closing share price on the grant date) equal to $75,000 (rounded up to the nearest whole share). The common shares granted to each Non-Employee Director shall be fully vested as of the grant date.

Effective Date: This Director Compensation Program for Non-Employee Directors was adopted and approved by the Board, effective as of November 30, 2015. The Board may amend or terminate this Director Compensation Program for Non-Employee Directors from time to time in its sole and absolute discretion.